Exhibit 99.2
FORM OF LETTER TO RESCISSION OFFER RECIPIENTS
[Texas Capital Banschares, Inc. Letterhead]
October 25, 2006
[Name and Address of Offeree]

Re:	Offer to Rescind Certain Stock Purchases through the Texas Capital Bancshares, Inc.’s Employee Stock Purchase Plan
Dear                     :
     You are receiving this letter and accompanying materials because you purchased shares of our common stock under our 2000 Employee Stock Purchase Plan on June 30, 2005. These stock sales were neither registered nor exempt from registration or qualification under applicable federal or state securities laws.
     In order to address this issue, we are offering to repurchase the shares you purchased through the plan during the above period. You are not required to accept our offer. If you decide to accept our offer, you or your designated broker will need to deliver us the shares of our common stock which you have purchased through the plan in exchange for a cash payment.
     If you decide to accept our offer, and you continue to hold eligible securities, your payment will be equal to the aggregate price you paid for the shares, plus interest at [___] percent (___%) per annum from the date of your purchase. The payment may be more or less than the current trading price of our common stock on the Nasdaq National Market (which closed at $___on                     , 2006). Shares sold under our Employee Stock Purchase Plan on June 30, 2005 were at $[___] per share. You are encouraged to obtain current trading price information before deciding whether to accept or reject this offer.
     If you have sold the shares of our common stock that you purchased through the plan and you decide to accept this offer, your payment, if any, will be equal to the price you paid for the shares, plus interest at [___] percent (___%) per annum, less the proceeds of your sale of the shares. Interest will be paid on (i) the amount originally paid for the shares from the date of purchase until the date of sale, and (ii) on the loss realized from the date of sale through the date the rescission offer expires.
     By making this offer, we are not waiving any applicable statutes of limitations or other defenses we may have against any claims.
     The attached materials describe the terms of our offer in detail. You should review these materials carefully before deciding whether to accept or reject this offer. In order to accept our offer, you will need to complete the enclosed Rescission Election Form and return it to us no later than                     , 2006. If you decide not to accept our offer, we ask that you still complete and return the enclosed Rescission Election Form, selecting option B, and return it to us no later than                     , 2006. If we have not received a properly completed and signed Rescission Election Form from you by                     , 2006, you will be deemed to have rejected our offer.
     Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if the enclosed prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     If you have any questions concerning this letter or the enclosed materials, please contact the [                    ] at (___) [                    ]. Thank you for your cooperation.